

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 25, 2017

Via E-mail
Sean Menke
President and Chief Executive Officer
Sabre Corporation
3150 Sabre Drive
Southlake, TX 76092

> **Re: Sabre Corporation**
> **10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 17, 2017**
> **File No. 001-36422**

Dear Mr. Menke:

   We refer you to our comment letter dated April 14, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              /s/ Cecilia Blye

                              Cecilia Blye, Chief
                              Office of Global Security Risk

cc: Barbara Jacobs
       Assistant Director
       Division of Corporation Finance

       Rachel A. Gonzalez
       Executive Vice President and General Counsel
       Sabre Corporation

       Steve Milton
       Corporate Secretary and Associate General Counsel
       Sabre Corporation